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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20540

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                PriceSmart, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   741511109
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                                 (CUSIP Number)

    Daniel T. Brockman 4649 Morena Blvd. San Diego, CA 92117 (619) 581-4530
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              (Name, Address and Telephone of Person Authorized to
                       Receive Notice and Communications)


                                August 29, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 5 pages)


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CUSIP No. 741511109

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Robert E. Price
  ###-##-####

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                       (b) /X/

3 SEC USE ONLY

4 SOURCE OF FUNDS
  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(E)                                                   / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S. Citizen

                      7 SOLE VOTING POWER
     NUMBER OF          See Attached
      SHARES
    BENEFICIALLY      8 SHARED VOTING POWER
     OWNED BY           See Attached
  REPORTING PERSON
       WITH           9 SOLE DISPOSITIVE POWER
                        See Attached

                     10 SHARED DISPOSITIVE POWER
                        See Attached

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,281,903

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                              / /

   See attached

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1,281,903
   ---------- = 21.79%
    5,884,169

14 TYPE OF REPORTING PERSON*
   IN

Number of Shares Beneficially Owned by Each Reporting Person with

7) Sole Voting Power

   1,278       By Robert Price as Custodian for His Minor Children (UGMA-CA)

8) Shared Voting Power

   320,434   By Robert Price as Co-Trustee of Robert & Allison Price


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                Trust 1/10/75
  312,500       By Robert Price as Co-Trustee of Robert & Allison Price
                Charitable Trust
   22,566       By Robert Price as Co-Trustee of a Trust for Benefit of His
                Minor Children
  625,125       By Robert Price as a Director of the Price Family Charitable
                Fund
- ---------
1,280,625       TOTAL


 9)  Sole Dispositive Power

    1,278       By Robert Price as Custodian for His Minor Children (UGMA-CA)

10)  Shared Dispositive Power

  320,434       By Robert Price as Co-Trustee of Robert & Allison Price Trust
                1/10/75
  312,500       By Robert Price as Co-Trustee of Robert & Allison Price
                Charitable Trust
   22,566       By Robert Price as Co-Trustee of a Trust for Benefit of His
                Minor Children
  625,125       By Robert Price as director of the Price Family Charitable
                Fund
- ---------
1,280,625       TOTAL


12) Exclusion of shares.

    The reporting person disclaims beneficial ownership of the following shares:

        625,125 held by Price Family Charitable Fund

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D


1.      SECURITY AND ISSUER

        PriceSmart, Inc.
        Common Stock
        Daniel T. Brockman, Senior V.P. - Finance, and Chief Accounting Officer
        4649 Morena Blvd.
        San Diego, CA 92117

2.      IDENTITY AND BACKGROUND

        a)      Robert E. Price
        b)      4649 Morena Blvd.
                San Diego, CA 92117
        c)      President and Chief Executive Officer
                of PriceSmart, Inc.
        d)      None
        e)      None
        f)      U.S. Citizen

3.      SOURCE AND AMOUNT OF FUNDS

        No funds were used in connection with the acquisition of securities subject to this Schedule. See Item 4 for additional information.
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4.      PURPOSE OF TRANSACTION

        Pursuant to a Distribution Agreement, dated as of August 26, 1997 (the "Distribution Agreement"), between Price Enterprises, Inc., a Delaware corporation ("PEI"), and PriceSmart, all of the issued and outstanding shares of PriceSmart Common Stock were distributed (the "Distribution") on August 29, 1997 to the holders of common stock, $.0001 par value per share, of PEI (the "PEI Common Stock"). Pursuant to the Distribution, each PEI stockholder received one share of PriceSmart Common Stock for every four shares of PEI Common Stock held by such person on August 15, 1997. No consideration was paid by the reporting person in connection with the acquisition pursuant to the Distribution of the shares of the PriceSmart Common Stock subject to this Schedule.

        The purpose of the acquisition of PriceSmart common stock through the Distribution was for investment purposes only.

5.      INTEREST IN SECURITIES OF THE ISSUER

        a) The aggregate number of shares beneficially owned (1,281,903 or 21.79%) is held as follows:

                - 320,434 shares by Robert Price as Co-Trustee of Robert &
                  Allison Price Trust 1/10/75

                - 312,500 By Robert Price as Co-Trustee of Robert & Allison
                  Price Charitable Trust

                - 22,566 shares by Robert Price as Co-Trustee of a Trust for
                  Benefit of His Minor Children

                - 1,278 shares by Robert Price as Custodian for His Minor
                  Children (UGMA-CA)

                - 625,125 shares by Robert Price as a Director of the
                  Price Family Charitable Fund.

                These shares do not include the 2,116,601 shares (approximately 36.0%) of PriceSmart common stock beneficially owned by Sol Price, the father of Robert Price.

        b) The power to vote and the power to dispose of such shares is as follows:

                Sole power to vote or direct the vote:                     1,278

                Shared power to vote or direct the vote:               1,280,625

                Sole power to dispose or direct the disposition:           1,278

                Shared power to dispose or direct the disposition:     1,280,625

                Allison Price, who is the wife of Robert Price, is the Co-Trustee with Robert Price for each of the Robert & Allison Price Trust 1/10/75, the Robert & Allison Price Charitable Trust and a trust established for the benefit of their three minor children. Under the terms of these trusts, the Co-Trustees must act jointly to vote or dispose of shares of stock owned by such trusts.

        c) On August 29, 1997, Robert Price as Co-Trustee of Robert & Allison Price Trust 1/10/75, acquired 320,434 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Robert Price as Co-Trustee of Robert & Allison Price Charitable Trust, acquired 312,500 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Robert Price, as co-trustee of a trust for the benefit of his three minor children, acquired 22,566 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Robert Price, as Custodian for his Minor Children (UGMA-CA), acquired 1,278 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, The Price Family Charitable Fund (formerly the Sol & Helen Price Foundation), of which Robert Price is a director, acquired 625,125 shares of PriceSmart Common Stock through the Distribution. As a director, Robert Price has shared voting and dispositive powers over the total of 625,125 shares held by the Price Family Charitable Fund. However, Mr. Price disclaims beneficial ownership of such shares.

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        d)      N/A
        e)      N/A

6.      CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

        N/A

7.      EXHIBITS

        N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify, that the information set forth in this statement is true, complete and correct.


September 5, 1997               /s/ Robert E. Price
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Date                            Robert E. Price